E: kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

July 22, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng
Andrew Blume
Eranga Dias
Erin Purnell

Re:	APEX Global Solutions Ltd
Draft Registration Statement on Form F-1 Submitted June 16, 2025 CIK No. 0002069858

Ladies and Gentlemen:

We hereby submit the responses of APEX Global Solutions Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 10, 2025, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form F-1 submitted on June 16, 2025. Concurrently with the submission of this letter, the Company is submitting an Amendment No. 1 to Draft Registration Statement (the “Amendment No. 1”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1 filed on June 16, 2025

General

1.

We note your disclosure on page 11 stating that this prospectus “contains certain data and information, which [you] obtained from various government and private publications” and that you “have not independently verified the data.” This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this statement to remove such implication or specifically state that you are liable for all information in the prospectus.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the statement on page 11 to eliminate any implication that we disclaim responsibility for the information included in the registration statement.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG.2

July 22, 2025

Risk Factors

Our reliance on a limited number of key suppliers for materials and equipment..., page 14

2.	We note that you source a substantial portion of your essential materials and equipment from Jebs Enterprise Pte. Ltd., a related party. We note also that you will file the master equipment lease agreement as an exhibit to the registration statement. Please revise your disclosure to discuss the material terms of the lease agreement, as well as any other relevant agreements or arrangements with this entity.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on pages 67-68, 87, and F-28 to discuss the material terms of the master equipment lease agreement, as well as the six individual equipment lease agreements that Jebs Enterprise Pte. Ltd. has entered into with our Singaporean subsidiaries. We will also file a form of the individual equipment lease agreements as an exhibit to the registration statement.

Capitalization, page 34

3.	Please tell us your consideration of including debt in your calculation of total capitalization. Refer to Item 3.B of Form 20-F.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the capitalization table on page 35 to include our bank borrowings, in accordance with the requirements of Item 3.B of Form 20-F.

4.	Please provide a placeholder for the number of Class A ordinary shares that will be issued and outstanding on a pro forma as adjusted basis for both the full overallotment and without overallotment scenarios.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have added placeholders on pages 34 and 35 for the number of Class A ordinary shares that will be issued and outstanding on a pro forma as adjusted basis to give effect to the full overallotment scenario.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

5.	Please expand your disclosure here to identify the material recent trends in your business operations since the latest financial year. Discuss for at least the current financial year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Item 5.D of Form 20-F.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have expanded our disclosure on page 37 by adding a new subsection titled “Recent Developments.” In this subsection, we disclose that we are not aware of any material recent trends, uncertainties, or events reasonably likely to affect our financial condition or operating results, except for one notable development: our ongoing application to become a resident contractor at PaxOcean Group of Shipyards in Singapore.

Related Party Transactions, page 82

6.	We note your disclosure on pages F-19 and F-28 showing amounts due from related parties. Please revise your registration statement to provide additional disclosure relating to these transactions, including background and dates. In addition, please revise your related party transactions section to include these transactions or tell us why you are not required to do so. As appropriate, revise your risk factor disclosure to address risks and conflicts posed by these transactions.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosure from page F-27 to page F-29 to provide additional details regarding the related party transactions, including their background and timing. We have also revised the “Related Party Transactions” section beginning on page 86 to include these transactions, accompanied by narrative descriptions explaining the nature of these balances.

In addition, we have expanded the risk factor titled “Our involvement in related party transactions may give rise to potential conflicts of interest, and such transactions may not always be conducted on terms most favorable to us” in the “Risk Factors” section on page 15.

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July 22, 2025

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101) or Foo Ling Han, Chief Financial Officer of APEX Global Solutions Limited at +65 9673 5515.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc.	Goh Kwang Yong, Chairman of the Board of Directors and Chief Executive Officer of APEX Global Solutions Limited

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036